Exhibit 3.1

CERTIFICATE OF AMENDMENT

(pursuant to NRS 78.385 and 78.390)

Certificate of Amendment to Articles of Incorporation

of

PharmaCyte Biotech, Inc.

PharmaCyte Biotech, Inc., (“Corporation”), a corporation organized and existing under the laws of the State of Nevada hereby certifies as follows:

1.	The name of the Corporation is PharmaCyte Biotech, Inc.

2.	Article IV of the Articles of Incorporation of Corporation is hereby amended and restated in its entirety to provide as follows:

The authorized capital stock of the Corporation is One Billion Five Hundred Million (1,500,000,000) shares, of which One Billion Four Hundred Ninety Million (1,490,000,000) shares with a par value of $0.0001 per share, shall be designated, “Common Stock” and of which Ten Million (10,000,000) shares with a par value of $0.0001 per share, shall be designated “Preferred Stock.” The powers, preferences, rights, qualifications, limitations and restrictions pertaining to the Preferred Stock, or any series thereof, shall be such as may be fixed, from time to time, by the Board of Directors of the Corporation (“Board”) in its sole discretion, authority to do so being hereby expressly vested in the Board. The authority of the Board with respect to each such series of Preferred Stock will include, without limiting the generality of the foregoing, the determination of any or all of the following:

(i)	The number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

(ii)	the voting powers, if any, of the shares of such series and whether such voting powers are full or limited and whether the class will vote with the Common Stock of the Corporation as one class, or otherwise;

(iii)	the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

(iv)	whether dividends, if any, will be cumulative or noncumulative, the dividend rate or rates of such series and the dates and preferences of dividends on such series;

(v)	the rights of such series upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Corporation;

(vi)	the provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock, or any other security, of the Corporation or any other corporation or other entity, and the rates or other determinants of conversion or exchange applicable thereto;

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(vii)	the right, if any, to subscribe for or to purchase any securities of the Corporation or any other corporation or other entity;

(viii)	the provisions, if any, of a sinking fund applicable to such series; and

(ix)	any other relative, participating, optional or other powers, preferences or rights, and any qualifications, limitations or restrictions thereof, of such series.

3.	The vote by which the stockholders holding shares in the Corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is 53.7%.

4.	This Certificate of Amendment shall be effective upon filing with the Secretary of State of the State of Nevada.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer as of this 17th day of September 2019.

By: /s/ Kenneth L. Waggoner
Name: Kenneth L. Waggoner
Title: Chief Executive Officer
President and General Counsel

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